

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Mr. Mark R. Stauffer
Chief Financial Officer
Orion Marine Group, Inc.
12000 Aerospace Dr., Suite 300
Houston, Texas 77034

RE: **Orion Marine Group, Inc.**
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and
September 30, 2010
Definitive Proxy Statement on Schedule 14A filed on April 12, 2010
Form 8-K filed July 1, 2010
File No. 1-33891

Dear Mr. Stauffer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Long-Lived Assets, page 29

1. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including property and equipment, please disclose the following in your future filings:

- How you group long-lived assets for impairment and your basis for that determination;
- Please disclose how you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Please show us in your supplemental response what the revisions will look like.

Goodwill, page 29

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please revise your future filings to disclose how you determined the reporting unit(s) to which your goodwill applies. If any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions to your future filings will look like.

Current Year – Year Ended December 31, 2009 compared with Year Ended December 31, 2008, page 31

3. We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not quantify these factors when they are provided. For example, you state that the increase in revenue in 2009 was attributable, in part, to expansion of your dredging capabilities in 2008 and to progress schedules and rates of completion of the contracts in progress in 2009, but you do not quantify any of these factors. In addition, you note that your mix of projects shifted toward the public sector. Without further disclosure, it is unclear how the shift from the private to public sector contributed to the increase in revenue. Similarly, we note that it is unclear what led to the increase in your gross profit and gross margin, as you only discuss factors that negatively impacted gross margin. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Controls and Procedures, page 37

4. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your Form 10-K. However, you state that your "disclosure controls and procedures are designed to provide *reasonable assurance* that information required to be disclosed in [y]our reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Financial Statement

8. Property and Equipment, page F-17

5. In future filings, please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of contract revenues, please revise your presentation on the face of your statements of income

and throughout the filing to comply with SAB Topic 11:B. Please show us in your supplemental response what the revisions will look like.

6. You had construction in progress of $14.4 million as of December 31, 2009. If accounts payable contains any additions to your property and equipment assets, please revise your future filings to disclose in a footnote the related amounts as of each balance sheet date. Please supplementally confirm you do not include these amounts in cash used by investing activities until the subsequent period in which the cash payment is made.

Exhibit Index

7. We note your disclosure that, unless otherwise noted, all exhibits are incorporated by reference to your Registration Statement on Form S-1 filed on August 2007. However, we note that you exhibit index lists various employment agreements entered into with you executive officers in December 2009. In future filings, please include a reference to the current reports on Form 8-K or other reports pursuant to which such agreements were filed as exhibits.

Certifications

8. We note that in paragraphs 4 and 5 you have deleted the "(s)" following "certifying officer(s)" and that you reference "153-15(f)" instead of 15d-15(f) in paragraph 4. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

9. Please address the comments above in your interim filings as well.

3. Acquisition of T.W. LaQuay Dredging, LLC and assets purchased by Northwest Marine Construction, page 10

10. In future filings, please revise your business acquisition note to disclose the amount of goodwill that is expected to be deductible for tax purposes. See ASC 805-30-50-1(d).

11. You indicate that on February 11, 2011, you purchased several heavy civil marine construction equipment items for a purchase price of approximately $7.0 million.

You disclosed that you recorded these assets at fair value in accordance with ASC 820. Please address the following:

- Clarify if you acquired these items for cash of $7 million or if this was a non-monetary transaction. Explain the specific aspects of the transaction which caused you to record the purchase of these assets at fair value instead of at cost;
- You indicate that based on your preliminary valuation of these assets, you have recognized a gain of approximately $2.2 million. Please tell us how you determined that it was appropriate to record a gain as a result of this transaction. Please cite the accounting literature used to support your conclusions; and
- Tell us how you considered the provisions of ASC 805-50-30 in determining your accounting treatment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Nine Months Ended September 30, 2010 compared with Nine Months Ended September 30, 2009, page 17

12. You indicated that the decrease in margins was due to the use of outside contractors resulting from the mix of contracts between periods. In future filings, please quantify, if true, the extent to which T.W LaQuay relied on subcontractors as compared to your reliance on subcontractors and discuss the impact on your results of operations. Please also quantify and discuss the impact of the acquisition of T.W. LaQuay on your results of operations. Please show us in your supplemental response what the revisions to your future filings will look like.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

General

13. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 13

14. We note that you have reported the value of the stock and option awards by reporting the amount of the award recognized during 2009 for financial reporting purposes. In future filings, please report the aggregate grant date fair value of the

stock and option awards computed in accordance with FASB ASC Topic 718. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Item 402(k)(2)(iii)-(iv) of Regulation S-K.

Compensation Discussion & Analysis

Establishing Executive Compensation, page 18

15. We note that for the 2009 fiscal year you based compensation on the 2008 executive compensation program, with certain adjustments for 2009. We further note that the 2008 executive compensation program was established based on benchmarked parameters set after a review of certain peer companies. In future filings, please disclose what these benchmarked parameters were and where actual payments fell within targeted parameters for each element of compensation. In addition, we note that you adjusted certain elements of compensation in 2009 so that they were closer to the "median" of the peer companies. In future filings, please also explain how the Compensation Committee made its decision to pay actual compensation outside the targeted percentile range, including whether new targets have been set so that certain elements of compensation are now paid at the median of the peer companies. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

Base Salary, page 20

16. We note your identification of the factors considered in connection with the base salary increases you gave to your named executive officers in 2009. We also note your disclosure on page 19 that base pay increased by approximately five percent. With a view towards future disclosure, please tell us how you analyzed the noted factors—particularly the individualized factors—to arrive at approximately the same percentage increase for all of your named executive officers (other than Mr. Buchler).

Performance-Based Incentive Compensation, page 20

17. We note your disclosure on page 21 that your Target Pool amount for 2009 was $654,700. It is unclear how you determined this amount. In future filings, please describe how you calculate this amount. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

18. We note your disclosure the 75% of the total bonus pool is available to pay the incentive bonus to the participants in the EIP. Further, we note that the incentive bonuses payable to Mssrs. Pearson, Stauffer, Kennedy and Rose were 44.5%, 20.3%, 17.6% and 17.6% of the aggregate bonus pool, respectively. It is unclear how you determined the percentage of the aggregate bonus pool payable to each of these named executive officers. In future filings, please include disclosure explaining how the percentage was determined. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

19. We note that the Compensation Committee determined that Mr. Rose only partially met his 2009 individual performance goals, and therefore he did not receive a discretionary award. In future filings, please disclose how the Compensation Committee determines whether or not a discretionary award will be paid. For example, does the executive officer have to meet all of his individual performance goals to receive a discretionary award? Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

20. We note that under the SIP, each participant has a target bonus equal to 30% to 50% of the participant's base salary. We further note that the target bonus for Mr. Buchler was set at 50% of his earned base salary for 2009. In future filings, please disclose how the Compensation Committee determines the percentage of base salary that will constitute the bonus. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

21. We note that Mr. Buchler is a participant in the SIP, and therefore his bonus is determined by the four factors listed on page 20, including overall company performance and subsidiary financial performance. However, we also note your disclosure on page 22 that 75% of Mr. Buchler's bonus was based on your NCF for 2009, and 25% was based on individual goals. In future filings, please clarify this discrepancy. To the extent that Mr. Buchler's bonus is determined by the four factors listed on page 20, please disclose in future filings the target and actual results that were used to measure overall company performance, the individual goals set for Mr. Buchler, and the subsidiary that was used to determine Mr. Buchler's bonus. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

<u>Summary Compensation Table, page 26</u>

22. We note that Mr. Buchler was awarded a separate discretionary bonus of $13,221 that appears to have been paid in addition to the amount awarded pursuant to the individual component of his bonus calculation under the SIP. In addition, we note that each of the named executive officers received a signing bonus upon execution of their employment agreements in 2009, as disclosed in footnote two to the Summary Compensation Table. In future filings, please report any discretionary cash bonus paid that was not based on any performance criteria in the "Bonus" column of the Summary Compensation Table. <u>See</u> Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

23. We note your disclosure in footnote three that the amount reported in the "Stock Awards" column for 2009 "represents the pro-rata compensation costs recognized in 2009 based on the fair value of the award on the day of grant." In future filings, please do not disclose the pro-rata compensation costs, but instead the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. In particular, the value in the stock awards column for 2009 should be consistent with the value of the same stock awards disclosed in the Grants of Plan Based Awards table. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. <u>See</u> Item 402(c)(2)(v) of Regulation S-K and Question 119.20 of the Compliance and Disclosure Interpretations for Regulation S-K.

24. We note your disclosure in footnote five that the amount reported in the "Option Awards" column is "the compensation costs recognized in 2009 for awards granted in 2009 and in prior years." Please note that the aggregate grant date fair value as of the date of grant should be reported for the option awards. In future filings, please disclose the aggregate grant date fair value of the option awards as computed in accordance with FASB ASC Topic 718. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. <u>See</u> Item 402(c)(2)(vi) of Regulation S-K and SEC Release No. 33-9089 (December 16, 2009).

<u>Grants of Plan Based Awards, page 27</u>

25. We note that you have indicated that the threshold for payouts under the Non-Equity Incentive Plan is "$0" and that there is no maximum. Please note that the threshold amount refers to the minimum amount payable for a certain level of performance under the plan. The amount that would be considered the "threshold" under both your EIP and SIP is the amount that would be paid when

80% of the Net Cash Flow target is achieved. Similarly, the target is the amount that is payable if the set performance target is achieved, not the amount that is actually paid out to the named executives. Finally, the maximum amount refers to the maximum payout possible under the plan. In future filings, please revise the Grants of Plan Based Awards table to provide the threshold, target and maximum payouts. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings. See Instruction 2 to Item 402(d) of Regulation S-K.

26. We note that the stock and option awards in 2009 were made under your LTIP. We note further your disclosure on page 23 that the Compensation Committee determines the LTIP awards on an annual basis. In future filings, please disclose how the Compensation Committee determined the type and amount of the awards made during the fiscal year pursuant to the LTIP for each of the named executive officers. Based on the results for the most recently completed fiscal year, please provide us supplementally with draft disclosure showing how you will present this information in future filings.

<u>FORM 8-K FILED JULY 1, 2010</u>

27. We note that you filed your credit agreement with Wells Fargo as an exhibit to your current report on Form 8-K filed on July 1, 2010. However, it does not appear that you filed all the exhibits and schedules to this agreement when you filed it. In your next Exchange Act filing, please file the full credit agreement, including all exhibits and schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Lisa Etheredge, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Dietrich King, Staff Attorney at (202) 551-3338 with any other questions.

Sincerely,

Rufus Decker
Accounting Branch Chief